Exhibit 2

May 12, 2016

IREP Co., Ltd.

Shunsuke Konno, Representative Director & President, CEO

2-11-1, Nagatacho, Chiyoda-ku, Tokyo Japan

Securities Code: 2132

(Second Section of Tokyo Stock Exchange)

Inquiries: Atsushi Nagai, Director & CFO

Phone: +81-33596-8700

TSE Announces that Common Shares of IREP Co., Ltd. Will Be Designated as an Issue in a Grace Period for Ceasing to Be a Substantial Surviving Company Due to a Merger, etc.

As announced on May 11, 2016, D.A.Consortium Inc. (hereinafter referred to as “DAC”) and IREP Co., Ltd. (hereinafter referred to as “IREP”) agreed on the establishment of a joint holding company, D.A.Consortium Holdings Inc., (hereinafter referred to as “Joint Holding Company”). Shares of Joint Holding Company will be listed on the Standard Section 2 of the TSE on October 3, 2016, the effective date of the Share Transfer through a so-called technical listing according to Article 208(3) of the Securities Listing Regulations of the Tokyo Stock Exchange (“TSE”).

Following the announcement of the Share Transfer on May 11, 2016, the TSE announced that common shares of IREP would be designated as an issue in a grace period, due to IREP ceasing to be a substantial surviving company due to a merger, etc. from the effective date (October 3, 2016) in accordance with Article 314.4 of the Securities Listing Regulations.

During the grace period, listing of shares of Joint Holding Company will be maintained. If Joint Holding Company meets the standard for the new listing within three years, starting from the listing date, October 3, 2016, through March 31, 2020, the grace period related to the delisting will be removed. Furthermore, if within the three-year grace period, Joint Holding Company is unable to meet the listing standard of the TSE, there is a possibility that shares of Joint Holding Company will be listed on the JASDAQ Securities Exchange.

Joint Holding Company plans to go through the initial listing examination by the TSE to become eligible for listing. Prior to the effective date of the Share Transfer, DAC, which is now listed on the JASDAQ, aims to meet the relevant standards, so we will enhance efforts to be qualified to be able to avoid the grace period.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.